VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

December 19, 2022

Re:	Holiday Lifestyle Fund I
Amendment No. 1 to Preliminary Offering Statement on Form 1-A
File No. 024-11571

Ladies and Gentlemen:

On behalf of Holiday Lifestyle Fund I (the “Company”), I hereby request qualification of the above-referenced offering statement at 2:00PM, Eastern Time, on Wednesday December 22, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Robert Easter

Robert Easter

Manager

Holiday Lifestyle Fund I